mobistar

02 AUG 23 AM 11:43

Securities and Exchange Commission
Division of Corporation Finance
Attn. : Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549
UNITED STATES OF AMERICA

02049544

29 July 2002

Ladies and Gentlemen:

SUPPL

Re : Mobistar N.V./S.A. 12g3-2(b) File N°82-4965

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be «filed » with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and document will constitute and admitting for any purpose that the Company is subject to in the Exchange Act.

PROCESSED
SEP 06 2002
THOMSON FINANCIAL P

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosure

dw 9/4

cc : Corey Chivers
Weil, Gotshal & Manges

mobistar

Press release

25/7/2002

MOBISTAR RESULTS FOR FIRST HALF OF 2002



MOBISTAR RESULTS FOR FIRST HALF OF 2002 : FIRST POSITIVE NET CONSOLIDATED RESULT AND, A YEAR EARLIER THAN EXPECTED, POSITIVE FREE CASH FLOW

- Mobistar reported consolidated revenues of 475.5 million euro, which represents an increase of 18% compared with the first half of 2001.
- ARPU (Monthly Average Revenue Per User) rose from 30.9 euro in 2001 to 31.7 euro in the first half of 2002, an increase with 2.6% in one half-year. The ARPU from postpaid customers increased slightly. The ARPU from prepaid cards rose more sharply.
- The consolidated EBITDA (Earnings before Interest, Tax, Depreciations and Amortizations) rose from 70.1 million euro in the first half of 2001 to 142.7 million euro in the first half of 2002 (up with 104%), which represents 31.5% of recurrent revenues. The EBITDA of the mobile business reached 34.9% of recurrent revenues. In absolute figures, it rose from 78.5 million euro on 30 June 2001 to 146.1 million euro on 30 June 2002, which represents a growth of 86%.
- For the first time in its existence, the Mobistar group has recorded a positive net result of 36.6 million euro, or earnings of 0.58 euro per share. Thanks to this result, Mobistar's balance sheet has improved and shows positive net equity.
- The increase in profitability is due to the reduction of acquisition costs, the success of the actions launched since 2001 to further improve the cost structure, as well as the new strategy for the fixed telephony business focusing on convergence with the mobile business.
- A year earlier than expected, the Mobistar group has generated a free cash flow of 53.7 million euro, which enabled it to reduce its net debt from 861 million euro at the end of 2001 to 807.5 million euro at the end of June 2002. More than ever, Mobistar's funding is secured by its existing credit lines.
- As of 30 June 2002, the number of Mobistar customers amounted to 2,611,314, showing an increase of 21.5% in one year. The proportion of postpaid customers in the active customer base has risen to 31% at the end of June 2002, compared with 30% at the end of June 2001. 84% of Mobistar customers were active customers at the end of June 2002.

Mobistar N.V. S.A. - Kolonel Bourgstraat 149 Rue Colonel Bourg - Brussel B-1140 Bruxelles
Tel. 02 745 71 11 - Fax 02 745 70 00 - www.mobistar.be - TVA-BTW BE 456 810 810 - RCB-HRB 599 402 - Fortis 210-0233334-04